UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2006

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: April 28, 2006

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CAMTEK COMPLETES A $15 MILLION PRIVATE PLACEMENT

The proceeds will support the continuation of Camtek’s growth

MIGDAL HA’EMEK, Israel, April 28, 2006 – Camtek Ltd. (Nasdaq: CAMT, TASE: CAMT) announced today that it received and accepted orders from Israeli institutional investors for a private placement of 2,525,252 ordinary shares at a price of $5.94 per share, the closing price of the shares on the Nasdaq National Market on Wednesday April 26, 2006. These shares, together with warrants which are exercisable into additional 1,262,626 ordinary shares at a price per share of $6.83 during a period of four years, will be issued to the investors following approval of registration for trading of the shares by the Tel Aviv Stock Exchange.

Mrs Ronit Dulberg Camtek’s CFO commented,” We are pleased with the successful and quick execution of the private placement The Company’s strong performance in recent quarters and the potential future growth, enabled us to raise the funds from a position of strength.

Mr. Rafi Amit, Camtek’s CEO added,” This offering is a testament to the confidence by the capital markets in Camtek future prospects. The addition of $15 million to our balance sheet positions us well to execute our growth plans. These plans aim at two main markets: the PCB market, our legacy business; and the semiconductor equipment market, in which we have become a leading player with the success of the Falcon. The trends we are seeing in the market and the acceptance of our products lead us to be optimistic about the future of the company and its growth prospects.”

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION
CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Ronit Dulberg, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International Investor Relations
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-5-490-50776	Fax: +972 544 246720	kenny.green@gkir.com
ronitd@camtek.co.il		ehud.helft@gkir.com

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